UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

May 7, 2007
Date of Report (Date of earliest event reported)

TIB FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101 Naples, Florida		34102-5624
(Address of principal executive offices)		(Zip Code)

(239) 263-3344
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENT OF CERTAIN OFFICERS

On May 7, 2007, TIB Financial Corp. issued a press release announcing the appointment of Michael D. Carrigan as Chief Executive Officer and President of its wholly-owned subsidiary TIB Bank. A copy of the press release is attached to this filing as Exhibit 99.1. Mr. Carrigan's current compensation arrangements are detailed in the Proxy statement filed by the Company on March 20, 2007.

Mr. Carrigan, 55, has served as Chief Executive Officer of the Florida Keys/South Miami Dade markets since October 15, 2006. Prior to that he served as the Executive Vice President of TIB Bank and President, Monroe/Miami-Dade Counties since joining the bank in February 2004. From 2000 until joining the bank, he was an Equity Partner and consultant with Bennington Partners, Inc., a bank consulting firm specializing in commercial loan review and loan portfolio management. From 1993 to 2000, he was President, Chief Executive Officer and Director with New Milford Bank & Trust Company of Connecticut, a $400 million publicly traded bank, which was acquired by Summit Bank (now Bank of America) in the first quarter of 2000. From 1987 to 1993, Mr. Carrigan was Executive Vice President and Senior Lending Officer at UST Bank/Connecticut, a subsidiary of US Trust.

ITEM 7.01 REGULATION FD DISCLOSURE

On May 7, 2007, TIB Financial Corp. issued a press release announcing the appointment of Michael D. Carrigan as Chief Executive Officer and President of its wholly-owned subsidiary TIB Bank. A copy of the press release is attached to this filing as Exhibit 99.1.   All information in the press release, appearing in Exhibit 99.1, is furnished but not filed pursuant to Regulation FD

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(a) Exhibits

99.1 Press release dated May 7, 2007.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


TIB FINANCIAL CORP.


Date: May 9, 2007

By:/s/ Edward V. Lett
_____

Edward V. Lett
President and Chief Executive Officer

Exhibit 99.1



FOR IMMEDIATE RELEASE

Carrigan appointed CEO and President
of lead bank subsidiary of TIB Financial Corp.

Naples, FL (05/07/2007) --- TIB Financial Corp. (NASDAQ: TIBB), parent company of lead bank subsidiary TIB Bank and newly-acquired subsidiary The Bank of Venice, today announced a realignment of executive responsibilities at TIB Bank.

Michael D. Carrigan, 55, has been elected by TIB Bank's Board of Directors to become the bank's chief executive officer and president. Previously, Mr. Carrigan has served as Market CEO of the bank's largest market in the Florida Keys, where he led the organization to achieve record results. In his new role, Mr. Carrigan will be responsible for TIB Bank's bank wide operating direction, growth, and financial performance.

"The election of Michael Carrigan to head our lead bank is a logical realignment of management responsibility within our expanded structure to both focus and energize organic growth in each of our markets. It also positions our senior management to support our further growth and expansion into new markets." said **Edward V. Lett**, chief executive officer and president of the parent company TIB Financial Corp.

"The experience and skill sets he brings to this assignment have been developed and perfected with both large-bank exposure and community bank leadership experience. The value Michael has added within TIB Bank over the past 3 years confirms that our lead subsidiary will be directed and overseen by a most capable leader as we develop our multi-bank holding company operations."

"This move will provide more time for me to focus on and manage the holding company resources to support our subsidiary banks; and continue to develop the TIB footprint into contiguous markets as we evaluate both *de novo* branching and acquisition opportunities," according to Lett.

Prior to joining TIB Bank in 2004, Mr. Carrigan was an equity partner in Bennington Partners, a consultant to over 55 banks specializing in loan review, asset quality, due diligence and general consulting. Prior to Bennington, he was president, chief executive officer and a director with New Milford Bank & Trust Company/Connecticut, a $400 million asset publicly traded bank, which was acquired in 2000 by Summit Bank (now Bank of America). He also served from 1987 to 1993, as executive vice president and senior lending officer at UST Bank/Connecticut, a subsidiary of US Trust.

Alma R. Shuckhart, TIB's Executive Vice President, will continue her responsibilities as TIB's President of the Southwest Florida market, which includes Collier, Lee, and Highlands Counties. Mrs. Shuckhart has served with TIB for 14 years in numerous executive positions and is the primary steward of the company's high asset quality. "Mrs. Shuckhart was part of the TIB Executive team that opened the Southwest Florida market for us in 2002. Her leadership and focus over the last five years have produced unprecedented growth and excellent asset quality." said Ed Lett.

About TIB Financial Corp.
Headquartered in Naples, Florida, TIB Financial Corp. is a growth-oriented financial services company with approximately $1.4 billion in total assets and 19 full-service banking offices throughout the Florida Keys, Homestead, Sebring, Naples, Bonita Springs, Venice and Fort Myers.

TIB Financial Corp., through its wholly-owned subsidiaries, TIB Bank and Bank of Venice, serves the personal and commercial banking needs of local residents and businesses in their market areas. The Bank's experienced bankers are local community leaders, who focus on a relationship-based approach built around anticipating specific customer needs, providing sound advice and making timely decisions. To learn more about the company, visit www.tibbank.com and www.bankofvenice.com

Copies of recent news releases, SEC filings, price quotes, stock charts and other valuable information may be found on TIB's investor relations site at www.tibfinancialcorp.com. For more information, contact Edward V. Lett, Chief Executive Officer and President at (239)263-3344.

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